SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67375

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24   AND ENDING 12/31/24

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FT GLOBAL CAPITAL, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1688 Meridian Ave, Suite 700

(No. and Street)

Miami Beach	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PATRICK KO   (Jian Ke) 786-220-6129   pko@ftglobalcap.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC

(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)
5/5/09		3514	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, PATRICK KO (Jian Ke) _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FT GLOBAL CAPITAL, INC. _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGELINA STEFFANIA CECCARELLI
MY COMMISSION # HH 615955
EXPIRES: March 15, 2029

03/10

Signature:

Title:
CEO

Notary Public   ANGELINA S.
CECCARELLI

PRESENTED VALID FD:
FL DRIVERS LIC.
#K000-420-68-0
EXP: 01/20/2030

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FT GLOBAL CAPITAL, INC.

Statement of Financial Condition
For the Year Ended December 31, 2024
With
Report of Independent Registered Public Accounting Firm

Public Document

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
FT Global Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FT Global Capital, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2005.

March 21, 2025
Atlanta, Georgia

Rubio CPA, PC

FT Global Capital, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	451,700
Prepaid expenses and deposits		153,450
Right-of-Use asset		49,550
Due from related party		31
Accounts receivable, net of allowance for credit losses of $230,000		-
Property and equipment, net of accumulated depreciation of $3,744		-
Total assets	$	654,731

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	149,131
Accrued retirement plan contributions		126,969
Present value of vested benefits in retirement plan		91,000
Lease liability		49,550
Total liabilities		416,650
Stockholder's Equity		238,131
Total liabilities and stockholder's equity	$	654,781

FT GLOBAL CAPITAL, INC.
Notes to Statement of Financial Condition
December 31, 2024

Note 1 – Organization and Summary of Significant Accounting Policies

Organization: FT Global Capital, Inc. (the "Company"), was organized in May 2006 and became a broker-dealer in January 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is headquartered in Florida.

Cash: The Company maintains its bank accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected S corporation status for income tax reporting purposes. As a result, income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on the Company's review, an allowance for credit losses has been established in the amount of $230,000 at December 31, 2024.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services and reimbursed expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued):
The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenue on the accompanying statement of financial condition.

The Company recognizes success fee revenue from placement and advisory services upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company. Approximately $1,000,000 of such revenues recognized during the year ended December 31, 2024, relate to transactions from previous years where collectability was not reasonably assured.

The Company recognizes reimbursed expense revenues from investment banking engagements upon completion of a success fee-based transaction or formal termination of an engagement. Expenses associated with investment banking engagements, which are explicitly reimbursable by the customer, are deferred and recorded as contract assets in the Statement of Financial Condition until the transaction is completed or the engagement is formally terminated. Payments received from customers for reimbursed expenses which are received prior to the close of the transaction or formal termination of the engagement are deferred and recorded as a contract liability in the Statement of Financial Condition. As of December 31, 2024, the Company had no contract assets or contract liabilities related to reimbursable expenses.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Note 2 - Net Capital

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $120,569 which was $98,494 in excess of its required net capital of $22,075 and its ratio of aggregate indebtedness to net capital was 2.75 to 1.00.

Note 3 – Concentration

Approximately 71% of the Company's total revenues earned during 2024 were from four customers.

Note 4 - Lease Commitment

The Company leases office space under non-cancelable operating leases with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by measuring the lease liability based on the present value of its future lease payments.

Note 4 - Lease Commitment (continued)

The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight-line basis over the lease term.

Maturity of the noncancelable office operating leases is as follows:

Year Ending December 31,		
2025		38,847
2026		12,280
Total	$	51,127
Total undiscounted lease payments	$	51,127
Less imputed interest		(1,577)
Total lease liability	$	49,550

Weighted average remaining lease term:	1.20 years
Weighted average discount rate:	5%

The Company's office space leases require it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

The Company has elected for all underlying classes of assets to not recognize ROU assets and lease liabilities for short term leases that have an initial lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

The total lease cost associated with all leases for the year ended December 31, 2024 was approximately $73,429.

Note 5 – Related Party Transactions

The Company recognized rental income during 2024 from a sister company pursuant to a sublease agreement of the Company's office premises of approximately $13,070 that is included in other revenues within the accompanying Statement of Operations. The due from related party in the accompanying statement of condition in the amount of $31 is related to this sublease agreement.

Note 5 – Related Party Transactions (continued)

The Company at times pays operating expenses for the benefit of its stockholder for which reimbursement is subsequently requested. There was no balance due from the stockholder as of December 31, 2024 as a result of such payments by the Company.

Financial condition and results of operations might differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 6 – Segment Reporting

The Company's chief operating decision maker is its chief executive officer. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on net income. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

Note 7 – Retirement Plans

The Company has a cash balance retirement plan which was adopted in January 2024. The amount expensed related to this plan for 2024 is approximately $91,000.

The plan's funded status at December 31, 2024 is as follows:

Assets at fair value	$	-
Benefit obligation to fund		91,000
Vested benefits	$	91,000

The unit credit funding method was used as prescribed by the Pension Protection Act. This method sets the funding target equal to the present value of accrued benefits and sets the normal cost equal to the present value of the benefit accrued in the current year. The cash balance projected interest crediting rate is 5%. The plan does not expect to pay any benefits during the next five fiscal years.

The Company has also adopted a 401K plan. The employer contribution expense related to the 401K plan for 2024 was $35,969.

Note 8 - Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress, as defendant, at December 31, 2024.

Exemption Report
SEA Rule 17a-5(d)(4)

February 4, 2025

Rubio CPA, P.C.
3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326

To Whom it May Concern:

We, as members of management of FT Global Capital, Inc. (the "Company ") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving private placement of securities and merger and acquisition transactions throughout the year ended December 31, 2024 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2024 to December 31, 2024 without exception.

Signed: _____

Name: Patrick Ko

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
FT Global Capital, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) FT Global Capital, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) FT Global Capital, Inc. stated that it conducted business activities involving private placement of securities and merger and acquisition transactions throughout the year ended December 31, 2024, without exception, and (3) FT Global Capital, Inc. stated that FT Global Capital, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. FT Global Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FT Global Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release

March 21, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC